EXHIBIT 21

SUBSIDIARIES OF MINDSPEED TECHNOLOGIES, INC.

Subsidiary	State or Other Jurisdiction of Incorporation or Organization

Maker Communications, Inc.	Delaware

Mindspeed Technologies S.A.S.	France

Mindspeed Technologies (K.K.)	Japan

Mindspeed Technologies Ukraine, LLC	Ukraine